FILED BY MANPOWER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: COMSYS IT PARTNERS, INC.

REGISTRATION STATEMENT FILE NO. 333-165182

FOR IMMEDIATE RELEASE	Contact: Mike Van Handel Manpower Inc. +1.414.906.6305 Michael.vanhandel@manpower.com

Manpower Inc. Announces Exchange Rate for

Acquisition of COMSYS IT Partners, Inc.

MILWAUKEE, WI, USA, March 31, 2010—Manpower Inc. (NYSE:MAN) announced today its determination pursuant to its previously announced merger agreement with COMSYS IT Partners, Inc. that Manpower will exchange 0.304 of a share of Manpower common stock for each share of common stock of COMSYS that is tendered pursuant to an election for stock consideration, based on the expectation that Manpower will first accept shares of COMSYS common stock for exchange pursuant to the exchange offer at 12:00 midnight, New York Time, on the evening of April 2, 2010, the initial expiration date of the exchange offer.

On February 1, 2010, Manpower entered into an agreement and plan of merger with COMSYS providing for a subsidiary of Manpower to acquire all of the outstanding shares of COMSYS common stock by means of an exchange offer and subsequent merger. In the exchange offer, Manpower, through its wholly owned subsidiary, Taurus Merger Sub, Inc., is offering to exchange either $17.65 in cash or a fraction of a share of Manpower common stock for each share of COMSYS common stock that is validly tendered and not withdrawn, subject to adjustment and proration as provided in the prospectus describing the exchange offer. Manpower refers to this fraction as the exchange rate.

The exchange rate announced today has been calculated by dividing $17.65 by $57.98, which is the average of the closing price per share of Manpower common stock on the New York Stock Exchange for the ten trading days that ended at 4:00 p.m. (EST) on March 31, 2010.

Subject to the terms of the merger agreement, Manpower may extend the exchange offer if, at the scheduled expiration date of the exchange offer, any of the conditions to the exchange offer has not been satisfied or, where permissible, waived. If the exchange offer is extended, Manpower will recalculate the exchange rate based on the later expected date on which Manpower will first accept shares of COMSYS common stock for exchange pursuant to the exchange offer and will announce the new exchange rate by issuing a press release.

Manpower Inc. • 100 Manpower Place, Milwaukee, WI 53212 • USA • Phone +1.414.961.1000 • www.manpower.com

In connection with the exchange offer, Manpower filed a Schedule TO and Registration Statement on Form S-4 (including the prospectus) with the Securities and Exchange Commission (SEC) on March 4, 2010, as amended, and COMSYS filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on March 4, 2010. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MANPOWER, COMSYS AND THE TRANSACTION. Documents filed by Manpower with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Manpower’s website at www.manpower.com. Documents filed by COMSYS with the SEC may be obtained without charge at the SEC’s website and at COMSYS’s website at www.comsys.com. Copies of the exchange offer materials may also be obtained free of charge from Georgeson Inc., the information agent for the exchange offer, by calling toll-free at 1-866-316-3688.

About COMSYS

COMSYS IT Partners, Inc. (NASDAQ: CITP) is a leading IT services company with 52 offices across the U.S. and offices in Puerto Rico, Canada and the U.K. COMSYS service offerings include contingent and direct hire placement of IT professionals and a wide range of technical services and solutions addressing requirements across the enterprise. TAPFIN Process Solutions delivers critical management solutions across the resource spectrum from contingent workers to outsourced services.

About Manpower Inc.

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry, creating and delivering services that enable clients to win in the changing world of work. With more than 60 years of experience, the company offers employers a range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower’s worldwide network of nearly 4,000 offices in 82 countries and territories enables the company to meet the needs of 400,000 clients per year, including small and medium size enterprises in all industry sectors, as well as the world’s largest multinational corporations. The focus of Manpower’s work is on raising productivity through improved quality, efficiency and cost-reduction across the total workforce, enabling clients to concentrate on their core business activities. Manpower Inc. operates under five brands: Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management. More information on Manpower Inc. is available at www.manpower.com.

Forward-Looking Statements

This news release contains statements, including statements regarding timing, completion and results of the proposed transaction, that are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause actual results to differ materially from those contained in the forward-looking statements include, among others, the risk that the exchange offer and the merger will not close; the risk that Manpower’s business and/or COMSYS’s business will be adversely impacted during the pendency of the exchange

Manpower Inc. • 100 Manpower Place, Milwaukee, WI 53212 • USA • Phone +1.414.961.1000 • www.manpower.com offer and the merger; the risk that the operations of the two companies will not be integrated successfully; the risk that Manpower’s expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that demand for and acceptance of Manpower’s or COMSYS’s products or services may be reduced; the impact of economic conditions; the impact of competition and pricing; and other factors found in the Manpower’s and COMSYS’s reports filed with the SEC, including the information under the heading ‘Risk Factors’ in Manpower’s Annual Report on Form 10-K for the year ended December 31, 2009 and COMSYS’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, which information is incorporated herein by reference.

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Manpower Inc. • 100 Manpower Place, Milwaukee, WI 53212 • USA • Phone +1.414.961.1000 • www.manpower.com